FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

The following are excerpts from DuPont de Nemours, Inc.’s earnings press release and earnings slides issued on July 30, 2020 and from the transcript from its earnings call held on, 2020.

Excerpt from Earnings Press Release

DuPont N&B and IFF Update(1)

DuPont continued to advance its objective of creating significant value for its shareholders through the completion of a number of critical milestones in the intended merger between DuPont Nutrition & Biosciences and IFF. Recently completed milestones include:

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Filings with the SEC - DuPont Nutrition & Biosciences and IFF filed their respective initial registration statements in May and are advancing the review process with the SEC. On July 27, IFF filed its definitive proxy relating to IFF shareholder approval of the transaction. The IFF shareholder meeting is set to take place on August 27, 2020.

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Executive committee named - Also in May, DuPont and IFF announced the executive committee of the future combined company, which will include key senior leaders from DuPont Nutrition & Biosciences and IFF. Additionally, DuPont and IFF announced two DuPont appointees who will serve as independent directors on the board of directors of the future combined company: Matthias Heinzel, President of Nutrition & Biosciences and John Davidson, director of Legg Mason, FMC, and TE Connectivity.

•

Additional regulatory clearances - DuPont and IFF previously announced that the intended merger cleared the U.S. regulatory process. The transaction subsequently received clearance from China, Serbia, and Colombia. Clearance processes in the remaining required jurisdictions are well underway.

“Each of these accomplishments represents critical milestones to create a market-leading company and to generate significant value for our shareholders,” Breen continued. “Our business teams, customers, and partners see tremendous opportunity for growth and greater innovation as the businesses come together. Over the next six months, we will continue our integration planning work with IFF to enable a smooth, successful launch and position the future combined company to achieve its committed cost and revenue synergies.”

(1) Closing of transaction with IFF is subject to IFF shareholder approval, regulatory approval and customary closing conditions.

Excerpt from Earnings Presentation

Excerpt from Earnings Call

Edward D. Breen

Executive Chairman & CEO

We also made nice progress on our third priority, bolstering our already strong balance sheet. As we discussed the last quarter, we launched a successful $2 billion bond offering, which will be used to satisfy the long-term debt maturity that come due in November of this year and extended and upsized our liquidity facility. Looking ahead, we plan on using $5 billion of special cash payment associated with the N&B and IFF deal to pay down debt, which will leave us in a very favorable position with no long-term debt maturities until the end of 2023…..

Slide 7 highlights the progress we have made since announcing the N&B and IFF transaction in mid-December. During the quarter, we completed additional key milestones. It May, DuPont, N&B and IFF filed the respective initial registration statements and are advancing the review process with the SEC. IFF and DuPont also named the Executive Committee of a future combined company, which will include key DuPont N&B senior leaders. In addition, the company has announced 2 independent DuPont appointees to the Board of Directors of the future combined company. We have made meaningful progress regarding regulatory approval, we cleared the U.S. process in March and have since received approval in China, Serbia and Colombia. The clearance processes and the remaining required jurisdictions are well underway.

Earlier this week, IFF filed its definitive proxy related to the IFF shareholder approval of the transaction. The IFF shareholder meeting is set to take place on August 27. I remain excited about this combination and the tremendous opportunity for growth and greater innovation as the businesses come together. The teams are energized and all the critical milestones remain on track for a first quarter 2021 closing.

Steve Byrne

BofA Merrill Lynch, Research Division

I was curious to hear what fraction of your staffing at headquarters and in R&D during the quarter were working remotely. And do you see any impact on the R&D productivity from that challenge? And with respect to headquarter staffing, just curious about what you’ve learned from this. You’ve obviously accomplished everything the headquarters needs to do with that staffing working remotely. Where do you think that goes down the road. Is that a lot of that staffing remain remote? Or is that kind of what you’re talking about changing the locations or figuring out another way of housing all of that staffing?

Edward D. Breen

Executive Chairman & CEO

Yes. It’s a great question….

One of the things that I think every CEO is seeing in this environment, though, back to your point about the corporate office and many of our other offices, we’ve been able to really work very well remotely. And by way, remember, DuPont is going through a massive deal with IFF and N&B and all the integration work and separation and car financials and tax work and we’re right on schedule with it despite most of the people working remotely. So we really -- we’ve put a team together, and we’re really looking at how do we handle our office footprint around the globe going forward….

Michael Joseph Sison

Wells Fargo Securities, LLC, Research Division

In the Nutrition & Biosciences, you drove 240 basis points of margin improvement. What drove that improvement?

And beyond 2020, Ed, given you’ll be on the IFF, what do you think the normalized growth rate for this business could be? And remind us how you think IFF combination can support that growth?

Lori D. Koch

Executive VP & CFO

Yes. So maybe I can hit the margin piece, first. So we did drive really nice margin lift in N&B, and a lot of it was driven just by favorable mix. And so we had mentioned that our probiotics were up about 30%. That’s definitely the highest margin piece of the portfolio. So we really had nice improvement there. And also cost actions helps with the margin lift. So N&B would have shared in a portion of $130 million of cost reductions that we saw in the quarter.

Edward D. Breen

Executive Chairman & CEO

Yes. And just, by the way, on the combo, look, a couple of key principles. We’re going to have pretty massive R&D capability in the combined company. So we’re not doing any cutting there. Most of our synergy work as it is DuPont is really going to be on the G&A side. So we’re going to have really nice scale to be launching consistently new products into the markets. We’ve had great feedback from customers on our ability to do a lot of application development work with them with the extensive portfolio we’re going to have. So I feel very bullish on that. And as you can see, generally, as an industry, it just holds up very, very well. I think Lori mentioned this in her prepared remarks, 85% of the portfolio is really food and beverage-centric, grew organically 5% in the quarter. And the piece that drug it down to 1% in aggregate was really industrial end markets that we play in. So we’ll have to look at that as we move forward. But it’s just a consistent industry.

I would also point out, I think I said this on the last earnings call, the multiple that IFF trade at and, by the way, the IFF value or the N&B value is basically still about where we announced the deal at, which is $26 billion of value for a DuPont shareholder and IFF’s multiple still sits 400 to 500 basis points below the top, what I’d call, the top few players in the industry. So I think we, as a combo, we proved success rolling out the new company. There’s great margin expansion capability just with the IFF share price and clearly, the #1 position that we’re going to have. Again, we’ve got to come out elegantly and integrate the company well but that opportunity is there. And in this case, I truly believe we have the revenue synergies we’ve talked about with what we can offer to a customer. One of the areas — it’s probably — it’s still a small business, but one of the areas really growing for us right now is the meatless meat market business and I think we had a chart out when we announced the deal. IFF has 4 or 5 products that sell into that industry. DuPont has 4 or 5 products that sell into that industry. So our ability to innovate, just use that as one example, innovate in that industry as it moves forward, is just way more significant than anybody else. So I think it’s going to be a really awesome company when we get going on it, and hope February 1 is our date to consummate the merger next year. Again, and as I think Lori said, the vote — the shareholder vote is on August 27. So another month from now, and that will be done.

John Ezekiel E. Roberts

UBS Investment Bank, Research Division

Any updated thoughts on how you’ll distribute the new IFF shares. You’re giving yourself a lot of flexibility between a spin-off and split off here. Are you tilting towards one versus the other?

Edward D. Breen

Executive Chairman & CEO

Well, I can’t say yet. We’ll make that decision as we get later into the fall. I mean, I’ve always just done a spin-off but I don’t want to put a leaning on it right now. It just depends what the numbers look like when we get there. But look, I think the good news overall, John, I mean, the shareholder votes happening in a month, the deal is definitely happening. I know earlier in the year, people were curious, is this thing going to stick and all that with everything going on. So the deal is in great shape from that standpoint. And again, we’ll see where we’re trading at, what’s going on at the time, and we’ll make a decision then. And you just can’t make it right now because you don’t know the facts.

John Ezekiel E. Roberts

UBS Investment Bank, Research Division

And then could you give us an update on the ethanol enzyme in the bioside businesses, which are the weaker areas within N&B recently?

Lori D. Koch

Executive VP & CFO

Yes. So that was within the 15% of the portfolio that we had noted that was weak in N&B. So that portion of the portfolio, along with microbial control, was down significantly in the quarter. As we look to the back half, we would think you would see kind of a flattish in the second half, but we’ll see how the market continues to play out.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on July 27, 2020 and any supplements thereto. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and other relevant materials to be filed with the SEC when they become available.